HUDSON SECURITIES

ADVISORY AGREEMENT

March 15th, 2011

PERSONAL & CONFIDENTIAL

Mr. Zhi Hai Peng
Chief Executive Officer
Fantaly Travel Holdings Group Limited
Room 9B , Block 1,
Xintuo Garden No.1
Street, Shixia Bei, Futian
District, Shenzhen, P.R.
China 518000

Dear Mr. Zhi Hai Peng :

The purpose of this letter is to confirm the engagement of Hudson Securities, Inc. ("Hudson") by Fantaly Travel Holdings Group Limited (The "Company") to render advisory services to the Company.

We hereby agree as follows:

1. Engagement. The Company hereby engages Hudson and Hudson hereby agrees to render advisory services to the Company.

2. Services. During the term of this Agreement, Hudson shall advise and assist the Company in connection with the Company's corporate visibility and strategy in the marketplace, and strategy for listing in securities markets including:

(a) Hudson shall provide advice to, and consult with, the Company concerning business and financial planning, corporate organization and structure.

(b) Hudson shall review the business of the Company and its securities to the extent required to render advice to the Company pursuant to this Agreement ;

(c) Review and comment on the Company's presentations for institutional and retail investors;

(d) Advise the Company on the possibility of listing on the Amex and markets other than the OTCBB;

(e) Hudson shall advise and assist the Company regarding its DTC eligibility.
(f) Hudson shall advise and assist the Company with structuring a 10b5-1 program.
(g) Hudson shall advise and assist the Company in obtaining Structured Products for its principal stockholders, including but not limited to, loans against stock.
(h) Consult with the Company on a strategy of setting up a corporate access program, and assist the company in implementing such program.
(i) Such other matters as the parties mutually agree in writing from time to time.

3. Non-Exclusivity. Hudson shall not by this Agreement be prevented or barred from rendering services of the same or similar nature, as herein described, or services of any nature whatsoever for, or on behalf of, persons, firms, or corporations other than the Company.

4. Term. The term of this Agreement shall be a period commencing on the date of this Agreement and continuing for one year, with the right to renew by mutual consent of the parties to successive one year terms. Either party may terminate this Agreement by providing (30) days' prior written notice to the other party.

5. Compensation. As compensation for the services, the Company shall pay Hudson100, 000 restricted shares of the Companies Stock, per year for the initial year, due upon the execution of this Agreement.

6. Disclaimer of Responsibility for Acts of the Company. The obligations of Hudson described in this Agreement consist solely of advisory services to the Company. In no event shall Hudson be required by this Agreement to act as the agent of the Company or otherwise to represent or make decisions for the Company. The Company hereby acknowledges that Hudson is not providing legal advice to or acting as a fiduciary of the Company. All final decisions with respect to acts of the Company or its affiliates, whether or not made pursuant to or in reliance upon information or advice furnished by Hudson hereunder, shall be those of the Company or such affiliates, and Hudson shall under no circumstances be liable for any expense incurred or loss suffered by the Company as a consequence of such decisions.

7. Expenses. The Company shall reimburse Hudson for all reasonable out-of-pocket expenses incurred by Hudson in connection with this Agreement, including, but not limited to, any Company-approved travel, administrative costs such as telecommunications, teleconferencing, printing, reproduction and postage, and other requirements that are customary for such advisory services. Reimbursement shall be made within twenty (20) days of receipt of invoice by the Company. The Company shall also reimburse Hudson upon presentation of any costs incurred by Hudson for collection of any fees due to Hudson under this Agreement, including but not limited to reasonable attorneys' fees and court costs.

8. Indemnification. The Company shall indemnify and hold Hudson and its parents, affiliates, subsidiaries, officers, directors, employees, representatives, agents, successors and assigns (including, but not limited to, its attorneys and advisors) (together, the "Hudson

Indemnified Parties"), harmless against any and all liabilities, claims and lawsuits, including any and all awards and/or judgments to which they may become subject under the Securities Act of 1933, as amended, or any other federal or state statute, or at common law or otherwise, insofar as said liabilities, claims and lawsuits (including awards and/or judgements) arise out of or are in connection with this Agreement, except to the extent such liabilities, claims and lawsuits are due primarily to Hudson's negligence or misconduct. In addition, the Company shall also indemnify and hold the Hudson Indemnified Parties harmless against any and all costs and expenses, including reasonable legal fees incurred or related to the foregoing. Hudson shall give the Company prompt notice of any such liability, claims or lawsuit which it contends is the subject matter of Hudson's right to indemnification hereunder and the Company thereupon shall be granted the right to take any and all necessary and proper action, at its sole cost and expense, with respect to such liability, claim or lawsuit, excepting therefrom any and all proceeds or hearings before any regulatory bodies and/or authorities.

9. Confidentiality. Except to the extent authorized by the Company or required by any federal or state law, rule or regulation or any decision or order by any court or regulatory authority, Hudson agrees that it will not disclose to any person, other than to any officer, director, employee, agent attorney, accountant or employee of Hudson who needs to know the information in connection with the performance of Hudson's services under this Agreement, any confidential information received by Hudson from the Company or its officers, directors, employees, consultants, counsel and independent accountants in connection with the performance of Hudson's services under this Agreement, provided that information shall not be deemed to be confidential if such information (i) is or becomes generally available to the public, from independent sources other than as a result of a breach of this Agreement by Hudson or (ii) is independently developed by Hudson without use of material non-public Company information or (iii) five (5) years after the receipt of such information. Hudson agrees that its agents and employees and persons retained by Hudson who shall perform services for or on behalf of Hudson in connection with the services to be performed by Hudson under this Agreement shall be advised by Hudson of the foregoing confidentiality obligations and thereby also be bound by the provision hereof.

Any advice provided to the Company by Hudson pursuant to this Agreement is solely for the information and assistance of the Board of Directors of the Company. Such advice shall be treated as confidential information, shall not be disclosed publicly in any manner without Hudson's prior written approval and shall not be relied upon by the Company's shareholders or any third party. Any reference to Hudson or to any affiliate of Hudson in any release or communication to any party outside the Company is subject to Hudson's prior written approval.

10. Termination. Unless otherwise provided for herein, in the event of termination (i) this Agreement shall become void, without liability on the part of Hudson or the Hudson Indemnified Parties, except that Sections 6, 8, 9 and 15 shall survive and (ii) Hudson shall be entitled to retain or receive the compensation set forth in Section 5 and reimbursement for expenses it has incurred as set forth in Section 7, up to the date of such termination.

11. Amendment. No amendment to this Agreement shall be valid unless such amendment is in writing and is signed by authorized representatives of all the parties to this Agreement.

12. Waiver. Any of the terms and conditions of this Agreement may be waived at any time and from time to time in writing by the party entitled to the benefit thereof, but a waiver in one instance shall not be deemed to constitute a waiver in any other instance. A failure to enforce any provision of this Agreement shall not operate as a waiver of this provision or of any other provision hereof.

13. Severability. In the event that any provision of this Agreement shall be held to be invalid, illegal, or unenforceable under any circumstances, the remaining provisions shall nevertheless remain in full force and effect and shall be construed as if the unenforceable portion or portions were deleted.

14. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Any attempt by either party to assign any rights, duties, or obligations which may arise under this Agreement without the prior written consent of the other party shall be void.

15. Governing Law and Arbitration. The validity, interpretation and construction of this Agreement and each part thereof will be governed by the laws of the State of New York, without giving effect to its conflicts of law principles or rules. If a dispute or claim shall arise with respect to any of the terms or provisions of this Agreement, or with respect to the performance by any of the parties under this Agreement, including but not limited to securities activity and financing advice, then the parties agree to submit the dispute to binding and non-appealable arbitration in a venue located in New York, NY in accordance with the commercial rules of the American Arbitration Association ("AAA"). The prevailing party shall be reimbursed by the non-prevailing party for all reasonable attorney's fees and costs (including all arbitration costs) incurred by the prevailing party in resolving such dispute. Any award rendered in arbitration may be enforced in any court of competent jurisdiction.

16. Counterparts. This Agreement may be executed in any number of counterparts, each of which may be deemed an original and all of which together will constitute one and the same instrument.

If the foregoing correctly sets forth our understanding with respect to the above, kindly sign below where indicated whereupon this letter will become a binding agreement among us.

HUDSON SECURITIES, INC.

By: Thomas J. Higgins
Title: Managing Director
Date:

HUDSON SECURITIES, INC.

By: Keith Knox
Title: President
Date:

ACCEPTED & AGREED TO:

Fantaly Travel Holdings Group Limited

By: Mr. Zhi Hai Peng
Title: Chief Executive Officer (CEO)
Date: March 15th, 2011

Address:
Fantaly Travel Holdings Group Limited
Room 9B, Block 1,
Xintuo Garden No.1
Street, Shixia Bei, Futian
District, Shenzhen, P.R.
China 518000